Exhibit 99.3

Stikeman Elliott LLP        Barristers & Solicitors

1155 René Lévesque Blvd. West, 40th Floor, Montreal, Quebec, Canada H3B 3V2

Tel:(514) 397-3000 Fax: (514) 397-3222 www.stikeman.com

CONSENT OF STIKEMAN ELLIOTT LLP

We hereby consent to being named in the prospectus supplement, dated September 30, 2016, to the short form base shelf prospectus, dated September 20, 2016, contained in Amendment No. 1 to the registration statement on Form F-10 filed by Bell Canada and BCE Inc., as such may thereafter be amended or supplemented, on the cover page and under the headings “Legal Matters” and “Interest of Experts” and in connection with our legal opinions set out under the headings “Eligibility for Investment” and “Material Canadian Tax Considerations”, which opinions are provided as of the date of the prospectus supplement. In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended.

DATED: September 30, 2016

Yours truly,

/s/ Stikeman Elliott LLP

MONTREAL

TORONTO

OTTAWA

CALGARY

VANCOUVER

NEW YORK

LONDON

HONG KONG

SYDNEY